AIO 2/20

SECU[illegible] 08026074 [illegible]ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 19 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEGIS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 SOUTH 7TH STREET #2400
(No. and Street)

MINNEAPOLIS (City) MN (State) 55415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE. S. #501 (Address) EDINA (City) MN (State) 55436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/22

OATH OR AFFIRMATION

I, LINDA INGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEGIS INVESTMENTS, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JULIE K. OLSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

AEGIS INVESTMENTS, INC.
MINNEAPOLIS, MINNESOTA

FINANCIAL STATEMENTS AND
AUDITORS REPORT
December 31, 2007

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick)
Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson
Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Aegis Investments, Inc., as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Investments, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 11, 2008

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

AEGIS INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$ 90,232	$ 50,822
Accounts receivable (Note 1)	16,991	11,860
Marketable securities (Note 5)	26,806	29,269
	134,029	91,951
PROPERTY AND EQUIPMENT (NOTE 1)		
Office equipment	13,583	12,346
Less: accumulated depreciation	(12,183)	(12,183)
	1,400	163
Total Assets	$135,429	$ 92,114
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued commissions payable	$ 15,510	$ 10,854
Accounts payable	34,649	470
Income taxes payable	1,188	1,253
	51,347	12,577
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized, 2,200 shares issued and outstanding	12,000	12,000
Retained earnings	72,082	67,537
	84,082	79,537
Total Liabilities and Stockholders' Equity	$135,429	$ 92,114

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES	$376,822	$223,457
EXPENSES		
Commissions	234,140	147,364
Rent	24,321	23,172
Telephone	5,295	6,293
Professional fees	4,452	4,649
Licenses and fees	8,451	4,294
Office expense	2,918	1,209
Outside services	85,700	23,910
Postage and delivery	938	2,981
Quotes and cable expense		210
Miscellaneous	1,799	2,104
Insurance	472	467
Dues and subscriptions	4,582	3,087
Education		600
Advertising	1,658	
Total Expenses	374,726	220,340
Income From Operations	2,096	3,117
OTHER INCOME		
Investment income (loss)	3,637	1,890
Net Income Before Provision For Income Taxes	5,733	5,007
INCOME TAX EXPENSE (Note 4)	1,188	1,253
Net Income	$ 4,545	$ 3,754
Income per common share based on the weighted average of 2,200 common shares outstanding during the year (Note 2)	$ 2.07	$ 1.71

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2006	2,200	$ 12,000	$ 63,783	$ 75,783
Net income (loss)			3,754	3,754
Balance at December 31, 2006	2,200	12,000	67,537	79,537
Net income (loss)			4,545	4,545
Balance at December 31, 2007	2,200	$ 12,000	$ 72,082	$ 84,082

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 4,545	$ 3,754
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) Decrease in:		
Accounts receivable	(5,131)	(2,500)
Increase (Decrease) in:		
Accrued commissions payable	4,656	(16,378)
Accounts payable	34,179	(14)
Income taxes payable	(65)	(67)
Net Cash (Used) Provided by Operating Activities	38,184	(15,205)
CASH FLOWS FROM INVESTING ACTIVITIES		
(Purchase) of office equipment	(1,237)	
(Purchase) sale of marketable securities	2,463	(5,401)
Net Cash (Used) By Investing Activities	1,226	(5,401)
Net Increase (Decrease) in Cash	39,410	(20,606)
Cash at Beginning of Year	50,822	71,428
Cash at End of Year	$ 90,232	$ 50,822
Supplemental Disclosures		
Cash Paid During the Year for:		
Income Taxes	$ 1,188	$ 1,320
Interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Aegis Investments, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company is a securities broker dealer.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
The Company uses the direct write-off method for accounting for bad debts. Accounts are written off in the period in which they are considered to be uncollectible.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2007 and 2006, were 2,200 common shares.

Note 3. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on September 1, 2003 and terminates on August 31, 2008. The Company has the option to terminate the lease on August 31, 2006 by delivering written notice along with a termination fee equal to three months of rent. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2008	$24,208

The Company subleases a portion of this space to various individuals. The rental income received on this property was approximately $7,669 during 2007 and $8,387 during 2006. The subleases are cancelable by either party.

Note 4. Income Taxes

The income tax expense of the company consists of the following:

	2007	2006
Federal tax at statutory rate (15%)	$ 625	$ 662
State tax cost, net of Federal benefit	563	591
Total provision for income taxes	$ 1,188	$ 1,253

Note 5. Marketable Securities

The Company has the following marketable securities which are classified as available for sale. The securities are recorded at cost which approximates fair market value as of December 31, 2007.

Hilton Hotels 8% Preferred Senior Bonds	$ 9,932
Tennessee Valley Authority Bond	4,820
Mound, MN Tax Increment Bond	10,001
Provident Energy Trust	2,054

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

Independent Auditor's Report On Supplementary Information
Required By Rule 17a-5 Of The Securities And Exchange Commission

We have audited the accompanying financial statements of Aegis Investments, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 11, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 11, 2008

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

AEGIS INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
As of December 31, 2007

NET CAPITAL		
Stockholders' Equity	$ 84,082	
Additions:		
Subordinated loans		
		$ 84,082
Deductions:		
Non-allowable items:		
Non-allowable accounts receivable	1,084	
Property and equipment net of accumulated depreciation	1,400	
		2,484
Net Capital Before Haircuts on Securities Positions		81,598
Haircuts on Securities - not already deducted		546
Net Capital		$ 81,052
BASIC CAPITAL REQUIREMENT		
Net capital		$ 81,052
Minimum net capital required		5,000
Excess Net Capital		$ 76,052
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 35,837
Accrued commissions		15,510
		$ 51,347
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		63.4%
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 82,240
Audit adjustments made for the following:		
Accrue for income taxes payable		(1,188)
Adjusted Net Capital		$ 81,052

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
As Of December 31, 2007

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENT UNDER RULE 15c3-3
As Of December 31, 2007

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2007.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Aegis Investments, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Aegis Investments, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies:

> Management is responsible for establishing and maintaining internal controls and for the fair presentation of the financial position, results of operations, cash flows, and disclosures in the financial statements, in conformity with U.S. generally accepted accounting principles (GAAP). The Company does not have a system of internal controls that would enable management to conclude the financial statements and related disclosures are complete and presented in accordance with GAAP. As such, management requested us to prepare a draft of the financial statements, including the related footnote disclosures. The outsourcing of these services is not unusual in companies of your size and is a result of management's cost benefit decision to rely on our accounting expertise rather than incurring this internal resource cost.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 11, 2008

END